SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE:
For additional information please contact:
Jose N. Hung	Alfredo Montero
Investor Relations	General Manager
Banco de Credito	Banco de Credito, Miami Agency
Phone: (511) 313-2123	Phone: (305) 448-0971
E-mail: jhung@bcp.com.pe	Fax: (305) 448-0981
Web site: http://www.credicorpnet.com	E-mail: amontero@bcpmiami.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED DECEMBER 31, 2003

(Lima, Peru, February 5, 2004) - Credicorp Ltd. (“Credicorp”) (NYSE:BAP; LSE:BAPC1) today announced its financial results for the quarter ended December 31, 2003.

Credicorp reported a consolidated net income of US$80.6 million for the year ended December 31, 2003, 90.2% above net income of US$42.4 million in 2002, resulting in US$1.01 and US$0.53 per share, respectively. Total year 2003 results improve with respect to the preceding year mainly due to: higher non-financial revenue; increased net interest income; and, lower loan loss provisions. Increases in income could offset expense growth, which include costs due to the merger of Banco Santander Central Hispano-Peru (“BSCH-Peru”) and of Solución Financiera de Crédito. In this later case, the merger process will continue into the first quarter of 2004.

Net income in the fourth quarter of 2003 was US$23.8 million, compared to US$13.5 million in the last quarter of 2002, or US$0.30 and US$0.17 per share, respectively. Fourth quarter results improve with respect to the same period of 2002, mainly due to lower loan loss provisions and higher net interest income, which offset increased income taxes.

I. CREDICORP LTD. AND SUBSIDIARIES

CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS
(In U.S.$ millions, except net income per share)

	Three months ended			Twelve months ended

	31.12.02	30.09.03	31.12.03	31.12.02	31.12.03

Net interest income	87.8	90.6	90.4	335.3	358.9
Provisions for possible loan losses, net	23.7	23.8	16.2	111.6	93.9
Other income	99.5	104.8	97.9	374.8	424.7
Claims on insurance activities	24.5	24.7	23.5	97.9	99.8
Other expenses	115.2	102.7	113.9	411.1	438.1
Merger costs	1.7	0.0	1.1	1.7	18.6
Translation result	0.4	0.4	1.1	(2.5)	(2.7)
Income before income tax and minority interest	22.6	44.5	34.8	85.3	130.6
Income Tax	(6.0)	(13.3)	(9.8)	(32.6)	(39.7)
Minority Interest	(3.1)	(5.2)	(1.1)	(10.3)	(10.3)
Net Income	13.5	26.0	23.8	42.4	80.6
Net Income per share (1)	0.17	0.33	0.30	0.53	1.01

(1) Based on 79.8 million net outstanding shares in all periods. The total number of shares is 94.4 million, however, as 14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	4Q02	3Q03	4Q03	12m02	12m03

Banco de Credito BCP(1)	US$22.5	US$28.7	US$27.4	US$59.8	US$91.3
Atlantic	0.2	2.5	3.1	1.6	7.8
PPS	0.7	0.1	-3.6	7.0	3.3
Banco Tequendama	-0.9	-0.2	0.5	-4.4	0.1
Credicorp and others(2)	-9.0	-5.1	-3.6	-21.6	-21.9

Consolidated Net Income	US$13.5	US$26.0	US$23.8	US$42.4	US$80.6

(1) Includes Banco de Crédito de Bolivia.
(2) Includes Inversiones Crédito, Credicorp Securities and others.

In the fourth quarter of 2003, the Credicorp and others concept contributed a loss of US$3.6 million, which includes a US$0.3 million provision for substandard loans transferred from Banco Tequendama and a US$2.1 million charge for investments and contingencies reserves. Total year 2003 negative contribution of US$21.9 million is mainly due to US$5.6 million of provisions for loans transferred from Banco Tequendama and US$8.7 million of investments and contingencies reserves. In the last quarter of 2002, a US$9.0 million loss was contributed, resulting from US$2.7 million of provisions for Banco Tequendama’s loans and a US$3.0 million provision for investments. Total 2002 loss contribution of US$21.6 million included US$12.8 million in losses assumed in favor of Banco Tequendama and the US$3.0 million provision for investments.

In the present quarter, Banco de Crédito BCP contributed US$27.4 million to Credicorp’s net income, above its results according to Peruvian accounting principles reported in Section II, which amounted to US$25.3 million, with the difference mainly due to lower translation losses registered by Credicorp. Credicorp’s Dollar-based accounting showed a US$0.7 million translation loss in this quarter, lower than a US$5.9 million loss in BCP’s records, which takes into account inflation adjustment losses and losses on foreign currency positions caused by the Nuevo Sol appreciation against the Dollar. Additionally, Credicorp considers minority interest eliminations (US$1.1 million) and deferred taxes and expenses (US$1.5 million).

The contribution of Atlantic Security Holding Corporation of US$3.1 million in the current quarter is similar to net income shown in its books (see Section III), but full year 2003 net income contribution, of US$7.8 million, is lower than the US$10.9 million profit in its books due to the elimination for consolidation purposes of US$3.1 million of dividends received from Credicorp and registered as income in March of 2003.

In fourth quarter 2003, Credicorp received a negative contribution from PPS of US$3.6 million, lower than the net loss of US$1.9 million in its local Peruvian GAAP books (See Section IV.), mainly due to higher provisions required by IAS records.

Banco Tequendama contributed net income of US$0.5 million, in the fourth quarter of 2003, and US$0.1 million in full-year 2003, does not include provision expense incurred by Credicorp of US$0.3 million and US$5.6 million, respectively, for transferred loans as mentioned above.

I.1 PERUVIAN ECONOMIC SITUATION

Economic Activity

During the quarter, Peruvian GDP maintained its positive trend which has resulted in 29 consecutive growth months. Cumulative through November 2003, GDP grew 4.0%, after increasing 3.3% in the month of September, 4.1% in October, and only 0.9% in November. The poor performance in November is mostly due to declines in Agriculture, Fishing, and its related manufacturing activity. Nevertheless, economic activity growth shows a continuing positive trend, although at a low rate.

GDP grew 6.0%, 3.6% and 3.5%, in the first, second and third quarters of 2003, respectively. It is expected that growth should continue in the following months and that the total year 2003 increase will reach 4%, lower than the 4.9% obtained in 2002. Official estimates put 2004 GDP growth also at 4%, which was scaled down from 4.5% in prior estimates.

During the month of October the Fishing sector grew 27.2%, after the fishing ban was lifted, but it declined 0.4% during November, and accumulates a 10.6% decline through this month. Construction grew 7.5% in October but only 0.1% in November, continuing the high volatility experienced in recent months and grows 3.4% through this month. Cumulative through November 2003, it is noteworthy the continuing strength of metals mining, with an 8.2% increase, also of utilities, with 4.6%, commerce, 4.2%, non-primary manufacturing, 3.4%, and of the agricultural sector, which grew 2.7%.

Public Finance

Public sector deficit was 2.1% in the third quarter of 2003, below 2.7% in the same period of 2002. This positive result is due to increased Central Government current income that reached 15.0% of GDP, higher than 14.8% in the same prior year period, and to lower capital expenditures of 1.7% compared to 2.5%, respectively. The deficit for total year 2003 is still expected at 1.9%.

Through November 2003, tax collections increased 11.5%, in real terms, compared to the same prior year period, noting a 37% increase of Income Tax revenue from corporations and the 11% in case of the value-added tax (IGV). Non-financial expenses increased 4.9% (real), while capital expenses declined 7.2%.

Prices and Devaluation

In the fourth quarter of 2003, the consumer price index in Peru increased 0.8%, after a 0.4% increase in the third quarter and a 0.6% decline in the second quarter. Inflation in 2003 reached 2.5%, higher than 1.5% in 2002, but remained within the range (1.5% to 3.5%) targetted by the Central Bank for total 2003. The wholesale price index increased 1.0% in the current quarter, compared to a 0.5% increase in the preceding third quarter, and grew 2.0% in 2003, also higher than 1.7% in 2002.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.463 at December 31, 2003, decreasing 0.6% from S/.3.482 at the end of September 2003, and also declines 1.5% from S/.3.514 as of December 31, 2002.

International Reserves

International reserves of the Central Bank increased during the fourth quarter of 2003, reaching US$10,194 million at December 31, 2003 from US$9,755 million at September 30, 2003, and also compared to US$9,598 million of December 31, 2002.

The Trade Balance had a US$535 million cumulative surplus through November 2003, increasing compared to a US$136 million surplus in the same eleven month period of 2002. The improvement is due to the 17% increase in exports versus an 11% increase in imports. Exports, which reached US$8,057 million as of November 2003, grow on increased volume and prices, specially of gold and oil derivatives, and non-traditional textiles exports. Imports through November 2003 amounted to US$7,523 million, increasing mainly due to higher imports of raw materials and intermediate goods.

Financial System

During the fourth quarter 2003 loan and deposit volumes remained stable, after declining in the first part of the year, within a continuing excess liquidity situation. Deposits at December 31, 2003 in the fourteen commercial banks in the system reached S/.47.4 billion (US$13.7 billion), according to the Asociación de Bancos del Peru (ASBANC), remaining almost unchanged in nominal terms compared to the balance at September 30, 2003. Deposits declined 3.7% from the balance at December 31, 2002.

In the fourth quarter 2003, total loans in the banking system decreased 2.7%, in nominal terms, to S/.35.0 billion (US$10.1 billion), which, in turn, is 5.8% below December 2002 loan balances. In the current period, local currency loans (22.2% of total loans) declined 0.9% to S/.7.8 billion (US$2.2 billion), while foreign currency loans decreased 2.7% to US$7.9 billion.

The poor growth in bank’s deposit and loan volumes contrast with increases in the private pension fund’s managed assets and in mutual funds. The private pension fund assets reached US$6.4 billion as of December 2003, increasing 11.8% in the fourth quarter, and 42.0% since December 2002, with a return of 21.2% in real terms in the year. Total mutual funds amounted to US$2.0 billion, after growing 2.4% in the current quarter and 33.7% since December 2002, with a 2.9% return (in Dollar terms) in year 2003.

As of December 31, 2003, the Peruvian bank's past due ratio was 5.9%, improving from the 7.7% rate in September 30, 2003. Commercial banks’ past due loans decreased 25.3% during the current quarter to S/.2.1 billion (US$597 million), and are lower by 27.6% compared to bad loans at December 2002. At December 31, 2003, loan loss provisions were S/.2.9 billion (US$842 million), decreasing 15.5% during this quarter. The system-wide past due loan coverage ratio was 141.0% at December 31, 2003, higher than the 124.6% coverage at September 2003, and is also higher compared to the ratio of 133.8% at December 2002.

During the fourth quarter 2003 commercial banks’ interest rates had varied trends. Local currency average loan rates (TAMN) were 22.2% in fourth quarter 2003, increasing from 21.5% in the third quarter of 2003, while deposits rates (TIPMN) decreased to 2.7% from 3.0%, respectively. In the fourth quarter 2002, TAMN was 21.1% and TIPMN was 3.7%. During the fourth quarter 2003 foreign currency rates remained almost unchanged, loan rates (TAMEX) at 9.1%, while deposit rates (TIPMEX) remained at 1.0%.

I.2 INTEREST INCOME AND OTHER INCOME

Net interest income in the fourth quarter of 2003 was US$90.4 million, 3.0% over income earned in the same period of 2002, mostly due to higher loan volumes which offset a slight decrease in interest margins. The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.56% during the fourth quarter of 2003, lower than 5.60% in the year-ago quarter, but remains similar to margins in the preceding third quarter of 2003. During the quarter net interest margins managed to remain almost unchanged since lower returns on investments and lower foreign exchange loan rates were offset by lower funding costs, within a continuing overall excess of liquid funds.

The volume of interest earning assets, as an average between monthly ending balances, reached US$6,507 million in this quarter, increasing 3.7% compared to US$6,274 million in the fourth quarter of 2002 mostly due to volume from the merger of BSCH-Peru.

Non-interest income was US$97.9 million in the fourth quarter of 2003, 1.6% below US$99.5 million in the same period of 2002, principally due to lower insurance premiums. Non-interest income components were as follows:

(In US$Mn)	4Q02	3Q03	4Q03	4Q03 vs.3Q03	4Q03 vs.4Q02

Commissions for banking services	44.2	48.9	46.8	-4.3%	5.8%
Net premiums	30.9	33.8	27.3	-19.4%	11.6%
Gains from sale of securities	-3.1	-2.6	-2.8	N/A	N/A
Gains from foreign exchange	7.0	5.4	6.1	13.3%	-12.3%
Other non-interest income	20.6	19.7	20.5	6.6%	-0.6%
Total Non-Interest Income	99.5	104.8	97.9	-6.5%	-1.6%

I.3 OTHER NON-INTEREST EXPENSES

Other non-interest expenses amounted to US$115.0 million in fourth quarter 2003, 1.6% less than expenses in the same period of the previous year. The decrease is explained principally by lower personnel and general expenses, partly offset by higher provisions for contingencies, registered in the Other caption. Credicorp’s other expense components had the following variations:

(% change and US$Mn)	4Q02	3Q03	4Q03	4Q03 vs.3Q03	4Q03 vs.4Q02

Salaries and employee benefits	51.2	44.8	48.7	8.7%	-4.9%
General, administrative, and taxes	39.8	34.5	38.2	10.7%	-4.0%
Depreciation and amortization	11.5	12.0	11.7	-2.8%	1.4%
Other	12.6	11.3	15.3	35.5%	20.9%
Merger costs	1.7	-.-	1.1	N/A	-33.8%
Total Other Expenses	116.9	102.7	115.0	12.0%	-1.6%

The efficiency ratio, “adjusted” operating expenses (determined by netting provisions for assets received in lieu of loan repayment, employee profit sharing expenses and non-recurrent expenses) as a percentage of total income, without extraordinary concepts, was 51.8% in the fourth quarter of 2003 having been 56.0% in the same period last year. “Adjusted” operating expenses as a percentage of average total assets decreased to 4.7% from 5.2%, in the same quarters.

I.4 ASSETS AND LIABILITIES

Credicorp’s totals assets were US$8.3 billion at December 31, 2003, 0.9% over the balance at the end of September 2003, but decreases 3.7% compared to the balance of December 2002. The loan portfolio as of December 31, 2003 reached US$4.5 billion, remaining almost unchanged during the current quarter, but decrease 7.0% compared to the year-ago balance. Deposits and other obligations reached US$6.3 billion at December 31, 2003, increasing 0.8% since last September, but are 7.1% lower than the December 2002 balance. Due to banks and correspondents, which closed at US$273.2 million, continued its declining trend, decreasing 2.3% during the quarter and by 11.8% in the year.

Loan quality indicators are shown in the following table:

(In US$Mn)	4Q02	3Q03	4Q03

Total loans	4,817.7	4,472.0	4,481.5
Past due loans	405.3	341.0	256.5
Loan loss reserves	420.8	387.8	326.7

Past due / Total loans	8.4%	7.6%	5.7%
Reserves / Past due	103.8%	113.7%	127.4%

The balance of past due loans decreased by US$84.5 million during the current quarter partly due to charge-offs amounting to US$70.6 million.

Third party funds under management continued to grow reaching US$1.7 billion at year-end 2003, increasing 6.5% in the quarter and by 25.9% since the beginning of the year.

I.5 SUBSIDIARIES

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia ("BCB"), Bolivia

GDP grew 2.3% in the nine month period through September 2003 and is expected to grow 2.6% in full-year 2003, declining from 2.8% in 2002. Natural gas production grew almost 10%, and the agricultural sector by 4%, while, on the other hand, construction declined 9%. Economic activity in 2003 is being driven by exports, that grow 15%, where oil and gas increase 28%. It is expected that GDP will grow slightly over 3% in 2004, meaning that economic activity will continue weak, with domestic demand and consumption remaining stagnant. The government continues having fiscal difficulties. After the budget deficits of 8.5% of GDP in 2002 and 8% in 2003, a 6.5% is expected in 2004. New tax measures are being drafted as well as facilities to restructure companies. Additionally, the final treatment of the natural gas of Tarija will be defined in a referendum next March.

Inflation reached 1.7% in the fourth quarter of 2003, and was 3.9% in full-year 2003, compared to 2.5% in 2002. Devaluation continued at a slower pace with a 0.9% exchange rate increase in the current quarter and 4.1% in total 2003, reaching 7.81 Bolivianos per Dollar at December 31, 2003.

Loan volume in the banking system declined 2% in the current quarter and by 5.2% in the year, to end at US$2,552 million at December 2003. Loan quality continued improving, from a past due ratio of 18.2% in September 2003, to 16.7% at December 2003, while coverage of past-due loans with provisions increased from 67.4% to 74.0%, respectively. Total deposits in the system amounted to US$2,713 million at December 2003, lower by 4.0% compared to the balance at September 2003, but are similar to deposits at December 2002.

BCB’s market share in deposits at December 2003 was 12.5%, decreasing sligthly from 12.8% at the end of September 2003, and from 12.7% at December 2002. In terms of loans, BCB had a 12.2% market share, similar to 12.3% it had last September, and remains over the 11.7% share at December 2002. In this way, BCB remained in the fourth position of twelve banks in the system.

As of December 31, 2003, BCB had total loans of US$309.9 million which compares to the US$319.9 million at September 2003, and US$313.3 million at the end of December 2002. At the end of the fourth quarter 2003, BCB’s past due loans reached US$64.2 million, or 20.7% of total loans, lower than 21.7% at September 2003. Coverage of past due loans with loan loss provisions was 76.7% as of December 2003, remaining almost unchanged during the quarter, but increased from to 62.5% in December 2002. Net equity at the Bolivian subsidiary amounted to US$56.3 million as of December 2003.

Cumulative through December 2003, US$20.6 million of loan loss provisions were charged against results, compared to US$30.2 million charged during 2002, jointly incurred by BCB and at the BCP level to cover BCB’s impaired assets. In BCB’s own records, net income was US$1.5 million in 2003, compared to US$22 thousand in 2002.

Banco Tequendama, Colombia

In the eleven month period through November 2003, Colombian manufacturing production grew 3.9%, confirming a mild economic recovery. The recovery is being led by exports (oil, coal and non-traditional exports) and by investments, while consumption remains depressed. GDP is expected to grow over 3% in total 2003 and also in 2004. In full-year 2002 GDP grew 1.7%.

Since the referendum seeking spending cuts, held in October 25, did not win approval, Congress had to pass certain alternative tax measures. A special wealth tax has been imposed, and the rate of the banking debit tax has been raised, but the increase of the value added tax was not accepted. The deficit remains under control, with a target of 2.8% for full-year 2003, under the 3.6% of 2002, and is expected to decrease to 2.5% in 2004.

Following regional trends the exchange rate appreciated during the fourth quarter 2003, where a 3.8% revaluation led to an exchange rate of Col$2,781 per US$1 at the end of December 2003. During total 2003, the exchange rate revalued 2.9%, compared to a devaluation of 25% in 2002. The Central Bank has announced various measures to stop the appreciation of the Peso, but it decreased to Col$2,715 during January 2004 and remains under Col$2,800, so it is expected that it will not have a major change during 2004.

In fourth quarter 2003 prices increased 1.0%, and 6.5% in total 2003. Annual inflation exceeded the official inflation target of between 5 to 6%, although it continues the downward trend of recent years. Inflation is expected to continue decreasing aided by the appreciating exchange rate, fiscal controls and by higher economic activity.

Banking system statistics show that loans increased from US$14.4 billion at December 2002, to US$15.6 billion at the close of November 2003, with the past-due ratio improving from 12.7% to 10.9%, respectively. The coverage ratio of loan provisions over bad loans also improved, from 61.9% at December 2002 to 66.0% in November 2003. Total deposits in the banking entities were US$19.8 billion at the end of November 2003, increasing from US$19.2 billion at December 2002, following a recovery noted in recent months.

Banco Tequendama’s loan market share, as of November 2003, was 1.48%, slightly over 1.43% obtained in December 2002. At the same dates, deposit market share increased to 0.83% from 0.74%.

As of December 31, 2003, Banco Tequendama’s loans were US$232.1 million, increasing 1.0% from US$229.9 million in September 2003, and 9.6% compared to US$211.7 millon as of December 2002. At the end of December 2003, deposits totaled US$187.5 million, higher than US$160.5 million in September 2003, and is 21.7% over US$154.1 million at the year-ago period. At December 31, 2003, the bank’s net equity amounted to US$29.1 million according to Credicorp’s accounting records.

The past due loan ratio was 1.1% in December 2003, improving from 1.2% at the end of third quarter 2003 and from 4.3% at December 2002, while coverage with provisions was 238.2%, compared to 191.0% and 69.5%, respectively.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

Consolidated net income in the year ended December 31, 2003 was S/.308.8 million (US$89.2 million), 32.7% over net income of S/.232.7 million (US$67.2 million) in 2002, resulting in S/.0.26 and S/.0.19 per share, respectively. Net income increased in 2003 compared to the prior year principally due to higher non-financial income and lower loan loss provisions, which offset the loss from inflation exposure and non-recurring expenses of the merger of BSCH-Peru and Solucion Financiera de Credito, that reached S/.65.2 million (US$18.8 million).

Consolidated net income for the fourth quarter of 2003 was S/.87.7 million (US$25.3 million), doubling net income of S/.43.4 million (US$12.5 million) in the last quarter of 2002, even though it declines with respect to net income of S/.107.1 million (US$30.9 million) in the preceding third quarter of 2003. Net income in the current quarter increased compared to the year-ago period principally due to lower loan loss provisions, decreased operating expenses and a lower inflation adjustment loss. In the current quarter, merger costs of S/.3.8 million (US$1.1 million) were incurred for the merger with Solución Financiera (this process will end in the first quarter 2004).

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)
(In constant S/. and U.S.$ millions, except net income per share)

	Three months ended				Twelve months ended

	31.12.02	30.09.03	31.12.03	31.12.03	31.12.02	31.12.03	31.12.03

				US$			US$
Net interest income	287.4	295.2	286.5	$82.7	1,120.1	1,156.9	$334.1
Provisions for loan losses, net	70.4	79.4	46.3	$13.4	377.1	310.2	$89.6
Other income	222.6	226.5	225.7	$65.2	799.9	917.9	$265.1
Other expenses	333.2	295.0	320.6	$92.6	1,225.5	1,232.0	$355.8
Merger costs	6.0	0.0	3.8	$1.1	6.0	65.2	$18.8
Result from exposure to inflation	(35.3)	0.7	(20.3)	($5.9)	17.1	(41.1)	($11.9)

Income before income tax	65.1	147.9	121.2	$35.0	328.5	426.2	$123.1
Income Tax	21.7	40.8	33.5	$9.7	95.8	117.5	$33.9

Net Income	43.4	107.1	87.7	$25.3	232.7	308.8	$89.2
Net Income per share (2)	0.04	0.09	0.07	$0.02	0.19	0.26	$0.07

(1) Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of December 31, 2003. Figures in US$ have been translated at the exchange rate of S/.3.463 to the dollar.
(2) Based on 1,202 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the fourth quarter of 2003 reached S/.286.5 million (US$82.7 million), remaining similar to net interest income in the same period of last year, but decreases 3.0% from net interest income in the preceding third quarter of 2003. Comparing with net interest income in the fourth quarter 2002, a slight 0.8% increase in average interest earning assets is noted, to S/.20,419 million (US$5,896 million), while interest margins decreased. In the current quarter BCP continued its persistent excess liquidity environment in both local and foreign currencies.

During the fourth quarter of 2003, the net interest margin was 5.61%, slightly decreasing from 5.68% in the fourth quarter of 2002, and also compared with 5.69% during the preceding third quarter of 2003. During the current quarter the margin declined mostly due to lower foreign currency loan rates, which was partly offset by higher returns on local currency loans and lower funding costs.

II.3 NON-INTEREST INCOME

Non-interest income, including fee revenue and other non-interest items, in the fourth quarter of 2003 amounted to S/.225.7 million (US$65.2 million), 1.4% higher than income earned during the same period of 2002, mostly due to higher fees on banking services and recoveries of charged-off accounts, that offset lower gains on sale of securities and on foreign exchange transactions.

In the fourth quarter of 2003, fees from banking services amounted to S/.163.5 million (US$47.2 million), 8.0% higher than in the same period of 2002, mostly due to increases in account maintenance and brokerage fees, that offset decreased corporate finance fees. In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	4Q02	4Q03	Growth

Contingent credits	8.3	7.9	-4.8%
Foreign Trade	8.1	8.1	0.5%
Account Maintenance	38.7	44.1	14.1%
Insurance	6.3	8.6	36.0%
Collections fees	16.6	15.5	-6.8%
Fund transfer services	26.6	28.4	6.7%
Credit card fees	18.8	20.0	6.6%
Brokerage	8.8	11.8	34.5%
Corporate Finance	4.4	1.5	-65.8%
Loan administration	0.8	1.3	59.3%
Shipping and handling	7.0	7.1	0.9%
Other	7.0	9.2	28.9%
Total	151.4	163.5	8.0%

In the fourth quarter of 2003, securities transactions resulted in a loss of S/.246 thousand (US$71 thousand), compared to gains in the year-ago quarter of S/.4.8 million (US$1.4 million). The loss in this quarter is mostly due to provisions for fixed income securities. The general index of the Lima Stock Exchange increased 22.9% in the fourth quarter of 2003 and 74.9% in total 2003, compared to 21.0% and 18.3% in the same year-ago periods.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, were S/.18.6 million (US$5.4 million) in the fourth quarter of 2003, 22.3% lower than revenue in the last quarter of 2002, mainly due to decreased traded volumes and margins due to the low volatility in the foreign exchange market.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, increased from S/.42.3 million (US$12.2 million) in the fourth quarter of 2002 to S/.43.8 million (US$12.7 million) in the current period.

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during the fourth quarter of 2003 were S/.324.4 million (US$93.7 million), 4.4% under those of the same period in 2002, noting lower personnel and general expenses, which were partly offset by increased depreciation and amortization expenses, related to assets brought with the BSCH-Peru merger, and due to higher contingencies provisions.

“Adjusted” operating expenses reached S/.260.0 million (US$71.1 million) in the fourth quarter of 2003, decreasing 11.2% compared to the year-ago period. Fourth quarter 2003 “adjusted” operating expenses are determined by excluding: (i) provisions for assets received in lieu of loan repayment (S/.25.3 million); (ii) non-recurring expenses related to the systems’ restructuring costs (S/.6.7 million); (iii) employee profit sharing expenses (S/.28.3 million); and, (iv) merger costs related to Solución Financiera (S/.3.7 millones).

In this quarter, approximately 41% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept decreased 10.6% to S/.134.4 million (US$38.8 million) when compared to the fourth quarter of 2002. Personnel expenses declined mainly because in the fourth quarter 2002 higher severance payments were registered. At the end of 2003 the number of employees stood at 7,530, decreasing from 7,644 employees as of September 2003 and from 7,671 at December 2002 (without including 685 employees at BSCH-Perú), mainly due to sales personnel transferred to a subsidiary of Credicorp.

General and Administrative expenses, which represented 32% of non-interest expenses, reached S/.105.1 million (US$30.3 million) in the fourth quarter of 2003, decreasing 7.3% when compared to expenses in the year-ago period. Lower expenses are mainly due to decreased third party fees. In this quarter, the most significant general and administrative expenses were:

(In constant S/. Mn.)	4Q02	4Q03	Chnge.

Office supplies and operating costs	14.4	13.4	-6.8%
Communications	10.2	9.2	-9.8%
Third party fees	24.0	20.6	-14.1%
Insurance and security	7.8	7.5	-3.3%
Transport of currency and securities	12.2	12.1	-1.1%
Systems and maintenance	19.6	19.9	1.6%
Advertising and marketing	18.6	17.4	-6.3%
Other G&A	6.5	5.0	-24.6%
Total G&A	113.3	105.1	-7.3%

The Other caption within Other Non-Interest Expenses, increased from S/.30.4 million (US$8.8 million) in the fourth quarter of 2002 to S/.38.3 million (US$11.0 million) in the current quarter, mainly due to higher provisions for contingencies, that are only partly offset by sales of foreclosed assets.

The ratio of “adjusted” operating expenses (determined by excluding provisions for assets received in lieu of loan repayment, employee profit sharing expense and non-recurring expenses) as a percentage of average total assets, decreased from 4.9% in the fourth quarter of 2002 to 4.5% in the current period.

“Adjusted” operating expenses, as a percentage of total income (excluding non-recurring income), also improved from 57.4% to 51.8% when comparing the fourth quarters of 2002 and 2003, respectively.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached S/.23.2 billion (US$6.7 billion) at the end of December 2003, decreasing 11.0% with respect to the year-ago balance, and by 2.0% compared to assets at September 2003.

Consolidated total loans were S/.14,204 million (US$4,102 million) at the end of December 2003, decreasing 11.0% compared to December 2002, and are lower by 1.5% with respect to loans at the preceding third quarter. At December 31, 2003, the loan portfolio, net of provisions, represented 56.4% of total assets, higher than 54.8% at September 2003. At the end of the fourth quarter of 2003, the Nuevos Soles portion of the loan portfolio was 17.7%, over 17.5% in September 2003, and also over 15.2% as of December 2002.

As of December 31, 2003 total deposits were S/.19,559 million (US$5,648 million), decreasing 12.0% compared to fourth quarter 2002 deposits, and declined 2.3% during the current quarter. During the fourth quarter 2003, time deposits decreased by 4.8%, savings deposits 0.8%, while demand deposits grew by 1.1%. Deposits denominated in Nuevos Soles were 23.8% of total deposits, remaining unchanged during the current quarter, but increases over 21.8% at the end of December 2002.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and constant S/.Mn.)	31.12.02	30.09.03	31.12.03	31.12.02	30.09.03	31.12.03

Banco de Crédito del Perú	71.3%	85.9%	85.3%	76.9%	89.8%	89.6%
BSCH – Perú	14.9%	-----	-----	13.4%	-----	-----
Banco de Crédito de Bolivia	6.6%	7.2%	6.9%	6.0%	6.6%	6.3%
Banco de Crédito Overseas	0.5%	-----	-----	0.3%	-----	-----
Crédito Leasing	4.8%	4.6%	5.5%	2.4%	2.5%	3.1%
Solución Financiera de Crédito	1.9%	2.3%	2.3%	1.0%	1.1%	1.0%
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total BCP	S/.14,480	S/.13,043	S/.13,060	S/.22,238	S/.20,024	S/.19,559

According to preliminary statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of December 31, 2003, Banco de Crédito del Perú had a total loan market share of 34.4% (33.8% at September 30, 2003 and 29.7% at December 31, 2002), and 35.8% of deposits (36.4% at September 30, 2003 and 34.0% at December 31, 2002). BCP’s market share in Peruvian mutual funds, through its subsidiary Credifondo, was 50.3% as of December 31, 2003 (49.3% at September 30, 2003 and 51.8% at December 31, 2002).

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	31.12.02	30.09.03	31.12.03

Corporate	42.6%	44.0%	42.7%
Middle market	27.1%	25.1%	25.4%
Retail:	30.3%	30.9%	32.0%
- small business	11.1%	9.2%	9.2%
- home mortgage	11.7%	13.6%	14.3%
- consumer	4.2%	4.6%	4.9%
- credit cards	3.4%	3.5%	3.6%
Total	100.0%	100.0%	100.0%
Total Loans	S/.15,966	S/.14,424	S/.14,204

In the current quarter, loan balances decreased 1.5%, with corporate loans lower by 4.5% to S/.6,062 million (US$1,751 million), and middle market loans decreasing by 0.3% to S/.3,603 million (US$1,041 million), while retail loans grew 1.7% to S/.4,538 million (US$1,310 million). Retail loans by product performed as follows:

(% change and constant S/. Mn)	31.12.02	30.09.03	31.12.03	31.12.03 vs 30.09.03	31.12.03 vs 31.12.02

Small business loans	1,767	1,322	1,291	-2.3%	-26.9%
Mortgage loans	1,862	1,966	2,046	4.1%	9.9%
Consumer loans	670	667	695	4.2%	3.8%
Credit card loans	539	509	505	-0.8%	-6.3%
Total Retail	4,838	4,464	4,538	1.7%	-6.2%

At December 31, 2003 contingent credits were S/.5,821 million (US$1,681 million), 26.3% over the September 2003 figure, mainly due to the inclussion of credit card un-used but approved lines of credit, which were not considered in previous periods, as can be seen in the Other contingent accounts caption in the following chart:

(% change and constant S/. Mn)	31.12.02	30.09.03	31.12.03	31.12.03 vs 30.09.03	31.12.03 vs 31.12.02

- Guarantees and Stand-by LCs	2,430	2,255	2,243	-0.5%	-7.7%
- Letters of Credit	387	398	461	16.0%	19.1%
- Acceptances	148	177	171	-3.3%	15.4%
- Foreign currency forwards	1,604	1,091	986	-9.6%	-38.5%
- Other contingent accounts	1,005	688	1,960	184.7%	95.0%
Total Contingent Credits	5,575	4,609	5,821	26.3%	4.4%

Third party funds managed by several subsidiaries of BCP amounted to S/.3,582 million (US$1,034 million) as of December 31, 2003, increasing 25.5% from S/.2,855 million (US$824 million) at year-end 2002, mainly because mutual funds had a better returns compared to deposit interest rates paid by banks.

II.6 LOAN QUALITY

During the fourth quarter of 2003 loan quality improved significantly. Consolidated past due loans amounted to S/.862 million (US$248.8 million) at December 31, 2003, decreasing 26.5% from the balance of S/.1,173 million (US$338.7 million) as of the end of September 2003, and are also 36.9% below past due loans at year-end 2002.

The ratio of past due loans as a percentage of total loans was 6.1% at December 31, 2003, improving during this quarter compared to 8.1% at September 2003. The ratio of past due, refinanced and restructured loans as a percentage of total loans also decrease from 13.6% to 11.5%, from the third to the fourth quarter 2003, respectively.

At the end of year 2003, refinanced loans amounted to S/.776.2 million (US$224.2 million), lower than the balance at December 2002 that was S/.914.8 million (US$264.2 million).

At the end of the fourth quarter 2003, outstanding balances of loan loss provisions totaled S/.1,143.6 million (US$330.2 million), decreasing 17.2% compared to the preceding quarter mainly due to charge-offs. Nevertheless, the coverage ratio of loan provisions to past due loans improve from 117.8% at the end of the preceding third quarter, to 132.7% at December 2003.

Of total provisions outstanding at the end of the current quarter, S/.202.8 million (US$58.6 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, decreasing from the balance at September 30, 2003 of S/.221.1 million (US$63.9 million).

Loans believed to be unrecoverable, fully provisioned in prior periods, were written-off during the fourth quarter 2003 amounting to S/.244.4 million (US$70.6 million), of which approximately 8% were related to consumer and mortgage loans and 2% to agricultural loans under the RFA program. This compares to charge-offs in the third quarter of 2003 of S/.159.6 million (US$46.1 million), and S/.123.4 million (US$35.7 million) in the year-ago fourth quarter.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 15.3% of the loan portfolio in December 2003, decreasing from 17.7% that resulted in both September 2003 and also in December 2002. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	31.12.02	30.09.03	31.12.03

A: Normal	72.3%	72.8%	75.3%
B: Potential Problem	10.1%	9.5%	9.4%
C: Deficient	7.3%	6.0%	5.7%
D: Doubtful	5.3%	6.5%	6.2%
E: Loss	5.1%	5.2%	3.4%
Total	100.0%	100.0%	100.0%
Total Loans	S/.15,966	S/.14,424	S/.14,204

Loan loss provisions, net of recoveries, charged against results in fourth quarter 2003 amounted to S/.46.3 million (US$13.4 million), lower than S/.70.4 million (US$20.3 million) in the year-ago period, mainly due to improved loan quality. Provision expense in the third quarter of 2003 was S/.79.4 million (US$22.9 million).

II.7 CAPITAL ADEQUACY

At the end of the fourth quarter of 2003, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 9.1 to 1.0 (10.9%), while the corresponding consolidated ratio was 7.8 to 1.0 (12.9%). Risk-weighted assets include S/.1,227 million (US$354.3 million) of market-risk exposure whose coverage required S/.111.5 million (US$32.2 million) of regulatory capital at December 31, 2003. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of December 31, 2003, BCP’s consolidated “regulatory capital” was S/.2,182 million (US$630.0 million), increasing compared to S/.2,152 million (US$621.4 million) in the preceding quarter mostly due to higher subordinated debt. Regulatory capital included S/.187.7 million ($54.2 million) in subordinated debt in the current period, which increased from S/.154.5 million (US$44.6 million) in September 2003.

	BCP unconsolidated		BCP consolidated

(In constant S/. Mn.)	31.12.02	31.12.03	31.12.02	31.12.03

Regulatory capital	1,437	1,632	2,301	2,182
Risk weighted assets	13,841	14,915	18,341	16,984

Weighted assets / Capital	9.6	9.1	8.0	7.8
Capital / Weighted Assets	10.4%	10.9%	12.5%	12.9%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Consolidated net income for the year ended December 31, 2003 was US$10.9 million, higher than US$5.8 million in 2002. Net income in the fourth quarter 2003 was US$3.1 million, compared to US$0.2 million in the same year-ago period. Net income in the full-year and the fourth quarter of 2003 increase compared to the same periods of 2002, mainly due to higher returns on the investment portfolio and lower operating expense.

Net interest income, before risk provisions and not including dividend income, was US$3.3 million in the fourth quarter of 2003, lower than US$3.9 million in the same quarter of last year. Net interest margin as a percentage of interest earning assets, without considering dividends, was 2.0% during fourth quarter 2003, decreasing from the 2.3% margin in the preceding third quarter, and also compared to 2.7% in the fourth quarter 2002. The margin decreased during the current quarter mainly due to the inclusion of outstanding bonds issued by BCOL. The margin was 3.0% in full-year 2002, but declined to 2.3% in 2003.

In the fourth quarter of 2003 charges against income for market risk provisions amounted to US$0.4 million, lower than US$1.9 million charged in the preceding third quarter, and also compared to US$2.4 million provisioned in the year-ago period. In the current quarter provisions for credit risks amounted to US$1.4 million, while there were no charges in the preceding period, and US$0.6 million was expensed in the prior year fourth quarter.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, improved to US$2.9 million in the fourth quarter of 2003, from US$1.2 million in the year-ago quarter. Compared to the prior year fourth quarter, income increases mainly due to higher realized gains on securities transactions, which improve from a loss of US$0.6 million in fourth quarter 2002, to a US$1.6 million net gain in the fourth quarter of 2003. Fee income remained unchanged at US$0.9 million in the current period, compared to the year-ago quarter.

The loan portfolio, net of provisions, was US$152.4 million as of December 31, 2003, remaining almost unchanged during the quarter, but decreased from loan balances of US$160.5 million at December 2002.

The marketable securities portfolio was US$430.1 million at December 2003, increasing over US$423.2 million last September 2003, and also from US$313.8 million at the end of 2002.

Deposits amounted to US$629.4 million at December 31, 2003, increasing from the balance of US$584.5 million at the end of the preceding third quarter, and also compared to US$544.3 million at the end of December 2002.

Funds under management were US$664.1 million at December 31, 2003, 11.1% higher than US$598.0 million at the end of September 2003, and grows 21.0% compared to US$549.1 million at year-end 2002. The increase is principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits.

Net equity reached US$112.9 million at the end of December 2003, lower than US$129.5 million at September 2003, mainly due to the payment of US$21.7 million in dividends to Credicorp. Nevertheless, current net equity remains similar to the balance of US$110.3 million at December 2002. Compared to the year-ago period, the equity account of reserves for market value of investments increases from a balance of unrealized losses of US$7.4 million at the end of December 2002, to unrealized gains of US$11.0 million at the end of the current quarter, due to improved values in capital markets of the available for sale proprietary portfolio. The loan portfolio had no past dues.

The ratio of operating expenses over average assets decrease to 1.0%, annualized, in the fourth quarter of 2003 compared to the 1.2% ratio during the same period in 2002. This ratio declines to 0.6% in the fourth quarter of 2003, when funds under management are included within total assets, improving from 0.7% in the prior year quarter.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

PPS obtained in the year ended December 31, 2003 a consolidated net income of S/.38.4 million (US$11.1 million), 5.7% over net income of S/.36.3 million (US$10.5 million) in 2002. A net loss of S/.6.8 million (US$1.9 million) resulted in the fourth quarter of 2003, compared to net profits of S/.1.0 million (US$0.3 million) in the last quarter of 2002.

Results in year 2003 increase over profits in the prior year mainly because of higher premiums and gains on the sale of long-term investments, which offset increased reserves. Compared to net profits in the last quarter of 2002, net losses in the fourth quarter 2003 resulted mainly from increased reserves, higher profit sharing bonuses and minority interest deductions.

Total premiums and EPS health fees in the fourth quarter of 2003 were S/.211.7 million (US$61.1 million), 5.2% over premiums of S/.201.2 million (US$58.1 million) in the year-ago quarter. Total premiums and fees in full-year 2003 were S/.1,001.7 million (US$289.2 million), increasing 14.3% compared to 2002. Net premiums earned and health fees, net of reinsured premiums and reserves, were S/.105.9 million (US$30.6 million) in fourth quarter 2003, 14.0% below premiums in the prior year quarter, while those for total 2003 reached S/.482.7 million (US$139.4 million), decreasing 2.0% compared to full-year 2002. Net premiums earned decreased mainly due to higher reserves, while health fees, net of reserves, also declined.

Additions to technical reserves for premiums grew by S/.44.6 million (US$12.9 million) in the fourth quarter of 2003, higher than additions of S/.29.1 million (US$8.4 million) in the same quarter of last year. Most of reserves in the fourth quarter of 2003 were established by Pacífico Vida, for its life annuities and life insurance lines, and by PPS following new regulations requiring a non-recurrent adjustment for earthquake risks amounting to S/.19.4 million (US$5.6 million). In the full-year 2003 technical reserves increased 88.3% to S/.226.8 million (US$65.5 million).

Comparing cumulative results for full-years 2003 and 2002, consolidated total premiums and fees consisted of: i) general insurance lines, that amounted to 57.5% of total premiums and increased 5.4%; ii) fees at Pacífico Salud, that were 8.2% of total premiums and decreased 7.0%; and, iii) premiums by Pacífico Vida, which amounted to 34.2% of the total and grew 42.3%.

Cumulative through December 31, 2003, growth of Pacífico Salud and the health and medical assistance insurance line (18.4% of total premiums) was 3.5%; fire insurance lines (23.5% of total premiums) increased 18.6%; while the automobile insurance line (5.6% of total premiums) decreased 10.3%. Through December 2003, pension fund benefits insurance (6.8% of total premiums) decreased 4.6%, while group life insurance and individual life insurance policies (11.0% of total premiums) grew 16.8%, and life annuities (11.5% of total premiums) increased 136.6%, compared to the prior year.

Net consolidated underwriting results was S/.6.2 million (US$1.8 million) in the fourth quarter of 2003, decreasing from S/.14.0 million (US$4.1 million) in the prior year quarter, mainly due to the above mentioned increased reserves. The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) was 2.9% in the fourth quarter of 2003, compared to the 7.0% ratio in the prior year quarter.

Net insurance claims and health services costs incurred in the fourth quarter of 2003 were S/.80.3 million (US$23.2 million), 10.9% lower than claims in the same quarter of 2002. The net loss ratio (net claims to net premiums) decreases to 53.4% in the current quarter from 59.2% in fourth quarter 2002, mainly due to higher premiums, and continued improvements in the fire, auto and health insurance lines. In the full-year 2003, the net loss ratio decreases to 48.7%, from 58.6% in 2002, but continues high in pension fund insurance (114.6%), health (77.8%) and in Pacífico Salud (90.1%).

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) worsened from 104.1% in the fourth quarter of 2002 to 126.8% in the current quarter, mainly because of the higher provisions made for earthquake risks.

Operating expenses over net premiums increased from 20.5% to 21.6% comparing the fourth quarters of 2002 and 2003, respectively.

Investments in real estate and financial assets were S/.1,317 million (US$380.4 million) at the end of the current quarter, increasing 26.1% from the year-ago balance.

As of December 31, 2003, total assets were S/.1,769 million (US$510.9 million) increasing 22.4% compared to the year-ago balance. At the end of the current period net equity amounted to S/.375.9 million (US$108.6 million) 10.2% over net equity at December 2002.

The Peruvian insurance market through November 30, 2003, had total premiums of US$799.8 million, 29.8% over premiums in the same period in 2002, growing mainly due to sales of SOAT and life annuities. For the eleven months of 2003, PPS's market share in total premiums was 30.2% (32.1% in the year-ago period), with the share in general risks and health lines being 33.0% (34.0% in 2002) and in life insurance and pension fund benefits lines of 26.4% (28.6% in the same period of 2002).

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Sep. 30, 2002	Dec. 31, 2002	Sep. 30, 2003	Dec. 31, 2003

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	251,670	314,404	251,491	240,294
Interest bearing deposits in banks	1,768,854	1,867,987	1,488,942	1,372,436
	2,020,524	2,182,391	1,740,433	1,612,730

MARKETABLE SECURITIES, net	94,753	79,925	115,721	127,365

LOANS	3,869,572	4,817,662	4,471,996	4,481,496
Current	3,559,161	4,412,345	4,130,984	4,225,001
Past Due	310,411	405,317	341,012	256,495
Less - Reserve for possible loan losses	(310,787)	(420,809)	(387,820)	(326,677)
LOANS NET	3,558,785	4,396,853	4,084,176	4,154,819

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,041,641	1,166,381	1,493,526	1,612,887
REINSURANCE ASSETS	39,279	29,677	47,142	45,904
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	63,020	61,856	61,212	60,057
PROPERTY, PLANT and EQUIPMENT, net	244,050	288,889	268,498	264,533
DUE FROM CUSTOMERS ON ACCEPTANCES	30,453	36,068	51,821	50,178
OTHER ASSETS	306,543	376,660	361,416	370,672
TOTAL ASSETS	7,399,048	8,618,700	8,223,945	8,299,146

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:
Non-interest bearing	685,739	853,138	813,726	860,585
Interest bearing	4,948,560	5,932,799	5,444,272	5,444,254
	5,634,299	6,785,937	6,257,998	6,304,839

DUE TO BANKS AND CORRESPONDENTS	305,384	309,698	279,660	273,234
ACCEPTANCES OUTSTANDING	30,453	36,068	51,821	50,178
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	212,514	224,754	289,245	303,587
RESERVE FOR UNEARNED PREMIUMS	51,189	48,703	63,905	66,084
REINSURANCE PAYABLE	30,564	23,253	43,737	33,043
OTHER LIABILITIES	271,845	301,746	273,633	284,607
MINORITY INTEREST	64,311	64,742	71,723	72,841

TOTAL LIABILITIES	6,600,559	7,794,901	7,331,722	7,388,413

NET SHAREHOLDERS' EQUITY	798,489	823,799	892,223	910,733

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	7,399,048	8,618,700	8,223,945	8,299,146

CONTINGENT CREDITS	1,310,519	1,637,050	1,373,995	1,768,605
FUNDS UNDER MANAGEMENT	1,061,321	1,369,712	1,618,763	1,724,130

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended			Twelve months ended

	31.12.02	30.09.03	31.12.03	31.12.02	31.12.03

INTEREST INCOME
Interest on loans	101,314	111,241	109,896	420,341	444,325
Interest and dividends on investments:	490	303	822	2,293	1,977
Interest on deposits with banks	10,230	3,647	4,525	36,516	18,826
Interest on trading securities	19,345	14,145	14,380	54,197	56,114
Total Interest Income	131,379	129,336	129,623	513,347	521,242

INTEREST EXPENSE
Interest on deposits	33,813	29,518	29,293	137,801	126,757
Interest on borrowed funds	5,136	3,549	6,094	25,285	17,235
Other interest expense	4,638	5,690	3,801	14,984	18,322
Total Interest Expense	43,587	38,757	39,188	178,070	162,314

Net Interest Income	87,792	90,579	90,435	335,277	358,928
Provision for possible loan losses, net	23,735	23,844	16,175	111,646	93,949
Net interest income after provision for
possible loan losses	64,057	66,735	74,260	223,631	264,979
OTHER INCOME
Fees and commissions from banking services	44,239	48,909	46,816	169,097	189,472
Net gains from sales of securities	(3,145)	(2,619)	(2,791)	(1,097)	1,969
Net gains on foreign exchange transactions	6,965	5,392	6,107	22,582	23,681
Net premiums earned	30,854	33,843	27,281	125,218	125,115
Other income	20,635	19,242	20,503	58,996	84,496
	99,548	104,766	97,917	374,796	424,733
CLAIMS ON INSURANCE ACTIVITIES
Net claims incurred	5,030	5,064	6,743	23,701	23,844
Increase in future policy benefits for life and health	19,476	19,647	16,715	74,200	75,930
	24,506	24,711	23,458	97,901	99,774
OTHER EXPENSES
Salaries and employee benefits	51,202	44,816	48,713	185,129	184,737
General, administrative, and other taxes	39,817	34,540	38,223	138,442	147,593
Depreciation and amortization	11,544	12,038	11,700	44,372	47,883
Other	12,645	11,281	15,287	43,142	57,839
Merger costs	1,661	0	1,100	1,661	18,587
	116,869	102,675	115,023	412,746	456,639
Translation result	384	350	1,075	(2,482)	(2,693)
Income before income tax, and minority interest	22,614	44,465	34,771	85,298	130,606
Income Tax	(5,987)	(13,250)	(9,835)	(32,628)	(39,695)
Minority Interest	(3,110)	(5,246)	(1,099)	(10,287)	(10,304)
NET INCOME	13,517	25,969	23,837	42,383	80,607

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended			Twelve months ended

	31.12.02	30.09.03	31.12.03	31.12.02	31.12.03

Profitability
Net income per common share (US$ per share)(1)	0.169	0.326	0.299	0.532	1.011
Net interest margin on interest earning assets (2)	5.60%	5.55%	5.56%	5.45%	5.37%
Return on average total assets (2)(3)	0.68%	1.26%	1.15%	0.55%	0.96%
Return on average shareholders' equity (2)(3)	6.67%	11.89%	10.58%	5.27%	9.39%
No. of outstanding shares (millions)(4)	79.75	79.75	79.75	79.75	79.75

Quality of loan portfolio
Past due loans as a percentage of total loans	8.41%	7.63%	5.72%	8.41%	5.72%
Reserves for loan losses as a percentage of
total past due loans	103.82%	113.73%	127.36%	103.82%	127.36%
Reserves for loan losses as a percentage of
total loans	8.73%	8.67%	7.29%	8.73%	7.29%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	52.60%	52.60%	50.92%	52.60%	50.92%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-1.88%	-5.25%	-7.71%	-1.88%	-7.71%

Operating efficiency
Oper. expense as a percent. of total income (5)	55.97%	46.41%	51.79%	52.06%	50.56%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	5.19%	4.41%	4.65%	4.55%	4.60%

Capital adequacy
Total Regulatory Capital (US$Mn)	788.0	712.6	731.4	788.0	731.4
Tier I Capital (US$Mn)	608.8	601.7	602.0	608.8	602.0
Regulatory capital / risk-weighted assets (6)	12.30%	10.96%	11.37%	12.30%	11.37%

Average balances (US$Mn) (3)
Interest earning assets	6,273.5	6,526.3	6,506.8	6,149.5	6,682.8
Total Assets	8,008.9	8,229.0	8,261.5	7,666.3	8,390.6
Net equity	811.1	873.9	901.5	804.4	858.1

(1) Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income and other income.
       Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense. Non-recurring items are not included.
(6) Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(Constant Nuevos Soles, as of December 31, 2003, and U.S. Dollars in thousands)

ASSETS	30.09.02	31.12.02	30.09.03	31.12.03	31.12.03

					US$000(1)
CASH AND DUE FROM BANKS	6,872.990	7,442.084	5,786.282	5,181.927	$1,496.369
Cash and Checks	889.121	1,103.450	880.744	791.507	$228.561
Deposits in Central Bank of Peru	4,948.674	4,862.371	4,023.982	3,325.124	$960.186
Deposits with local and foreign banks	1,035.195	1,476.263	881.556	1,065.296	$307.622

TRADING and AVAIL. for SALE SECURITIES, net	115.867	66.343	171.442	137.314	$39.652

LOANS	13,007.596	15,965.907	14,424.454	14,203.943	$4,101.630
Current	11,946.401	14,599.542	13,251.640	13,342.323	$3,852.822
Past Due	1,061.195	1,366.365	1,172.814	861.620	$248.807
Less - Reserve for possible loan losses	(1,142.472)	(1,485.941)	(1,381.058)	(1,143.625)	($330.241)
LOANS NET	11,865.124	14,479.966	13,043.396	13,060.318	$3,771.388

INVESTMENT SECURITIES, PERMANENT	1,996.027	2,335.435	2,780.041	3,018.238	$871.567
PROPERTY, PLANT and EQUIPMENT, net	626.621	794.787	720.516	731.677	$211.284
OTHER ASSETS	710.873	908.426	1,121.640	1,030.382	$297.540

TOTAL ASSETS	22,187.502	26,027.041	23,623.317	23,159.856	$6,687.801

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	18,738.989	22,237.979	20,024.135	19,559.312	$5,648.083
Demand deposits	3,955.281	4,996.622	4,768.111	4,819.834	$1,391.809
Saving accounts	5,304.283	5,972.368	5,342.751	5,298.223	$1,529.952
Time deposits	9,479.425	11,268.989	9,913.273	9,441.255	$2,726.323

DUE TO BANKS AND CORRESPONDENTS	472.196	566.331	357.869	354.740	$102.437
OTHER LIABILITIES	984.909	1,188.184	1,094.103	1,011.038	$291.954

SHAREHOLDERS EQUITY:	1,991.408	2,034.547	2,147.210	2,234.766	$645.327
Capital stock	1,116.701	1,116.571	1,226.566	1,226.433	$354.153
Legal reserve	660.566	660.489	698.439	698.363	$201.664
Retained earnings	214.141	257.487	222.205	309.970	$89.509

TOTAL LIABILITIES AND EQUITY	22,187.502	26,027.041	23,623.317	23,159.856	$6,687.801

Contingent Credits	4,591.796	5,574.547	4,608.619	5,653.969	$1,632.679
Funds under management	2,043.706	2,854.916	3,499.803	3,582.310	$1,034.453

(1)Translated at S/.3.463 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS
(Constant Nuevos Soles, as of December 31, 2003 and U.S. Dollars in thousands)

	Three months ended				Twelve months ended

	31.12.02	30.09.03	31.12.03	31.12.03	31.12.02	31.12.03	31.12.03

Interest income and expense				US$000(1)			US$000(1)
Interest income	416.666	402.453	384.739	$111.100	1,631.733	1,615.667	$466.551
Less - Interest expense	129.286	107.227	98.280	$28.380	511.613	458.800	$132.486
Net interest income	287.380	295.226	286.459	$82.720	1,120.120	1,156.867	$334.065

Provisions for possible loan losses, net	70.388	79.403	46.291	$13.367	377.114	310.195	$89.574

Net interest income after provisions	216.992	215.823	240.168	$69.353	743.006	846.672	$244.491

Other Income
Fees and commissions from services	151.447	166.261	163.517	$47.218	580.900	648.304	$187.209
Net gains from sales of securities	4.841	(5.411)	(0.246)	($0.071)	31.072	7.204	$2.080
Net gains on foreing exchg. transacts.	23.977	18.362	18.640	$5.383	78.057	77.769	$22.457
Other income	42.289	47.247	43.811	$12.651	109.838	184.639	$53.318
	222.554	226.459	225.722	$65.181	799.867	917.916	$265.064

Other Expenses
Salaries and employee benefits	150.460	129.093	134.438	$38.821	544.913	525.026	$151.610
General and administrative	113.286	97.833	105.055	$30.336	397.399	409.828	$118.345
Depreciation and amortization	29.575	34.617	33.078	$9.552	119.506	136.609	$39.448
Taxes other than income tax	9.490	9.729	9.784	$2.825	35.302	41.320	$11.932
Other	30.382	23.752	38.252	$11.046	128.419	119.262	$34.439
Merger costs	5.953	0.000	3.780	$1.092	5.953	65.209	$18.830
	339.146	295.024	324.387	$93.672	1,231.492	1,297.254	$374.604

Result from exposure to inflation	(35.340)	0.691	(20.283)	($5.857)	17.100	(41.093)	($11.866)

Income before income tax	65.060	147.949	121.220	$35.004	328.481	426.240	$123.084

Income Tax	21.705	40.829	33.546	$9.687	95.826	117.454	$33.917

NET INCOME	43.355	107.120	87.674	$25.317	232.655	308.786	$89.167

(1)Translated at S/.3.463 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended			Twelve months ended

	31.12.02	30.09.03	31.12.03	31.12.02	31.12.03

Profitability
Net income per common share (S/. per share)(1)	0.036	0.089	0.073	0.193	0.257
Net interest margin on interest earning assets (2)	5.68%	5.69%	5.61%	5.67%	5.42%
Return on average total assets (2)(3)	0.72%	1.81%	1.50%	0.98%	1.26%
Return on average shareholders' equity (2)(3)	8.62%	20.47%	16.01%	11.96%	14.86%

Quality of loan portfolio

Past due loans as a percentage of total loans	8.56%	8.13%	6.07%	8.56%	6.07%
Past due loans + refinanced loans as a
percentage of total loans	14.29%	13.64%	11.53%	14.29%	11.53%
Reserves for loan losses as a percentage of
past due loans	108.75%	117.76%	132.73%	108.75%	132.73%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	52.86%	54.35%	52.67%	52.86%	52.67%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-5.88%	-9.70%	-12.62%	-5.88%	-12.62%

Operating efficiency (5)
Oper. expense as a percent. of total income (4)	57.42%	48.57%	51.80%	55.75%	51.88%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.86%	4.28%	4.45%	4.49%	4.31%

Capital adequacy
Total Regulatory capital (constant millions S/.)	2,300.5	2,152.0	2,181.8	2,300.5	2,181.8
Tier I Capital (constant millions S/.)	1,777.1	1,900.3	1,901.4	1,777.1	1,901.4
Net equity as a percentage of period end total assets	7.82%	9.09%	9.65%	7.82%	9.65%
Regulatory capital / risk-weighted assets	12.54%	12.13%	12.85%	12.54%	12.85%

Average balances (constant millions S/.) (3)
Interest earning assets	20,248.2	20,741.8	20,418.7	19,746.9	21,336.7
Total Assets	24,107.3	23,691.5	23,391.6	23,813.6	24,593.4
Net equity	2,013.0	2,093.6	2,191.0	1,944.9	2,078.6

Additional data
No. of outstanding shares (millions)	1,076	1,202	1,202	1,076	1,202
No. of employees	8,356	7,644	7,530	8,356	7,530
Inflation rate ( Wholesale price index)	-0.18%	0.54%	1.01%	1.52%	1.56%
Exchange rate (S/. per 1 U.S. Dollar)	3.51	3.48	3.46	3.51	3.46

(1)Shares outstanding of 1,202 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Total income includes net interest income and other income, excluding non-recurring items.
(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment and non-recurring items.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Twelve months ended

	31.12.02	30.09.03	31.12.03	31.12.02	31.12.03

Results
Net Interest Income (w/o dividends)	3,934	3,601	3,349	17,394	14,593
Dividend income	2	4	508	4,355	3,728
Provisions for credit and market risks	2,987	1,894	1,761	9,439	12,361
Commissions and fee income	925	829	938	5,290	3,569
Other Income(1)	242	1,643	1,989	(2,545)	8,149
Operating Expense	1,965	1,716	1,935	9,287	6,750
Net Income	151	2,466	3,088	5,768	10,928
Net Income per share (US$)	0.00	0.06	0.08	0.14	0.27

Balance Sheets (end of period)
Total Assets	666,522	746,885	776,323	666,522	776,323
Loan portfolio, net	160,483	151,123	152,388	160,483	152,388
Marketable securities and investments	313,828	423,214	430,137	313,828	430,137
Total Deposits	544,346	584,526	629,354	544,346	629,354
Shareholders' equity	110,260	129,467	112,870	110,260	112,870
Funds under administration	549,051	597,951	664,143	549,051	664,143

Ratios (2)
Net interest margin / interest earning assets (3)(4)(5)	2.7%	2.3%	2.0%	3.0%	2.3%
Return on average stockholders' equity(4)	0.6%	7.6%	10.2%	4.8%	9.8%
Return on average total assets(4)	0.1%	1.3%	1.6%	0.8%	1.5%
Past due loans as a percentage of total loans	0.0%	0.0%	2.4%	0.0%	2.4%
Reserves for loan losses as a percentage of total loans	0.8%	2.2%	3.0%	0.8%	3.0%
Operating expense / total(6)	38.5%	28.2%	28.5%	37.9%	22.5%
Operating expense / average total assets(4)	1.2%	0.9%	1.0%	1.4%	0.9%
Operating expense / average total assets + funds under management(4)	0.7%	0.5%	0.6%	0.8%	0.5%

(1) Includes realized gains in securities.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) Averages determined from monthly balances.
(4) Annualized.
(5) Without considering dividend income and dividend earning assets.
(6) Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
Table 8
SELECTED FINANCIAL DATA
(Constant Nuevos Soles as of December 31, 2003, and
U.S. Dollars in thousands, except net income per share)

	As of and for the three month period ended				As of and for the twelve month period ended

	31.12.02	30.09.03	31.12.03	31.12.03	31.12.02	31.12.03	31.12.03

Results				US$000(1)			US$000(1)

Total gross Premiums	201,212	274,897	211,688	$61,129	876,242	1,001,664	$289,248
Net Premiums Earned	123,128	132,640	105,877	$30,574	492,683	482,676	$139,381
Change in Reserves	29,141	54,501	44,602	$12,879	120,430	226,760	$65,481
Net Underwriting Results	14,034	31,297	6,240	$1,802	73,701	66,481	$19,197
Net Financial Income	22,579	18,981	25,317	$7,311	88,831	112,341	$32,440
General Expenses	31,278	28,512	32,447	$9,370	111,615	117,226	$33,851
Net Income	1,030	16,059	(6,771)	$-1,955	36,258	38,386	$11,085
Net Income per share (S/.)(2)	0.04	0.68	(0.29)	$-0.08	1.56	1.62	$0.47

Balance Sheets (end of period)

Total Assets	1,445,114	1,797,221	1,769,285	$510,911	1,445,114	1,769,285	$510,911
Investments in Secur. and Real estate	1,044,805	1,275,554	1,317,181	$380,358	1,044,805	1,317,181	$380,358
Technical Reserves	911,950	1,135,237	1,171,565	$338,309	911,950	1,171,565	$338,309
Net Equity	341,200	384,833	375,925	$108,555	341,200	375,925	$108,555

Ratios

Net underwriting results	7.0%	11.3%	2.9%	2.9%	8.4%	6.6%	6.6%
Net loss ratio	47.3%	35.8%	47.3%	47.3%	44.6%	40.0%	40.0%
Return on avge. equity (3)(4)	1.2%	18.5%	-6.9%	-6.9%	8.7%	10.7%	10.7%
Return on total premiums	0.5%	5.8%	-3.2%	-3.2%	4.1%	3.8%	3.8%
Shareholders' Equity / Total Assets	23.4%	21.4%	21.2%	21.2%	23.4%	21.2%	21.2%
Increase in Risk Reserves	19.1%	29.2%	29.6%	29.6%	19.6%	32.0%	32.0%
Combined Ratio (5)	104.1%	87.1%	126.8%	126.8%	96.3%	100.0%	100.0%
-Net Claims / Net Premiums Earned	71.4%	57.9%	82.9%	82.9%	68.8%	67.4%	67.4%
-Op. Exp.+Comiss./Net Prems. Earned	32.7%	29.2%	43.9%	43.9%	27.5%	32.6%	32.6%
Operating expense/Net Premiums	20.5%	15.2%	21.6%	21.6%	18.2%	16.5%	16.5%
Oper. expense / Avge. assets (3)(4)	8.8%	6.8%	7.5%	7.5%	7.9%	7.3%	7.3%

(1)Translated at S/.3.463 per US$1.00.
(2)Based on 23.7 million shares in all periods.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Annualized.
(5)Does not include the life insurance subsidiary Pacifico Vida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2004

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.